United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 December 2017

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS
PRELIMINARY UNAUDITED RESULTS FOR THE FOURTH-QUARTER AND FULL-YEAR
ENDED 31 DECEMBER 2017

SOLID FULL-YEAR 2017 REVENUE AND OPERATING PROFIT GROWTH,
STRONG FREE CASH FLOW GENERATION

LONDON, 15 February 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces preliminary unaudited results for the fourth-quarter and full-year ended 31 December 2017, and provides full-year 2018 outlook.

Highlights

•	Full-year diluted earnings per share were €1.41 on a reported basis or €2.12 on a comparable basis, including a negative currency translation impact of €0.04.

•	Full-year reported revenue totalled €11.1 billion, up 21.0 percent, or up 3.0 percent on a comparable and fx-neutral basis. Volume was up 0.5 percent on a comparable basis.

•	Full-year reported operating profit totalled €1.3 billion, or €1.5 billion on a comparable basis, up 9.0 percent, or up 10.5 percent on a comparable and fx-neutral basis.

•	Full-year free cash flow* was €1.0 billion.

•	Fourth-quarter diluted earnings per share were €(0.13) on a reported basis or €0.49 on a comparable basis, including a negligible impact from currency translation.

•	CCEP provides full-year guidance for 2018 including comparable and fx-neutral diluted earnings per share growth of between 6 percent and 7 percent when compared to 2017 comparable results.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•
CCEP completes post-merger comparability adjustments related to final acquisition accounting and provides revised comparable financial information and quarterly phasing for 2016 and 2017 to reflect these adjustments. All adjustments are non-cash.

•	CCEP declares quarterly dividend of €0.26 per share, an increase of approximately 24 percent.

“In our first full year as Coca-Cola European Partners, we have started to realise the growth opportunities created by the merger and, importantly, modestly exceeded our initial guidance for revenue, operating profit, diluted earnings per share, and free cash flow,” said Damian Gammell, Chief Executive Officer.
“Looking ahead, our journey continues in 2018 as we further expand our portfolio, build on our commercial capabilities, and continue to invest in our business to better serve our customers and improve in-market execution,” Mr. Gammell said. “Though we face some headwinds in 2018, we remain confident that our focus on driving profitable growth and managing costs will strengthen our business for the long term.
“Today’s dividend announcement, an increase of over 20 percent, reflects our confidence in the future of our business and our goal of generating cash and driving increased shareholder value,” Mr. Gammell said.

* Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about this measure.

[1]Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about these measures.

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Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Fourth Quarter Ended 31 December 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,662	2,662	(20)	3.5%	3.5%	(0.5)%	4.0%
Cost of sales	1,677	1,618	(12)	7.5%	3.5%	(0.5)%	4.0%
Operating expenses	787	703	(6)	(11.5)%	0.5%	(0.5)%	1.0%
Operating profit	198	341	(2)	50.0%	9.5%	(0.5)%	10.0%
Profit after taxes	(61)	240	(1)	(608.5)%	19.5%	(0.5)%	20.0%
Diluted earnings per share (€)	(0.13)	0.49	—	(750.0)%	19.5%	(0.5)%	20.0%

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Year Ended 31 December 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	11,062	11,055	(142)	21.0%	1.5%	(1.5)%	3.0%
Cost of sales	6,772	6,739	(85)	21.5%	2.0%	(1.5)%	3.5%
Operating expenses	3,030	2,838	(31)	12.5%	(2.5)%	(1.0)%	(1.5)%
Operating profit	1,260	1,478	(26)	48.0%	9.0%	(1.5)%	10.5%
Profit after taxes	688	1,035	(19)	25.5%	13.0%	(2.0)%	15.0%
Diluted earnings per share (€)	1.41	2.12	(0.04)	(0.5)%	13.0%	(2.0)%	15.0%

Operational Review
Full-year 2017 diluted earnings per share were €1.41 on a reported basis, or €2.12 on a comparable basis. Currency translation had a negative impact of €0.04 on comparable diluted earnings per share for the year-ended 31 December 2017. Full-year reported operating profit totalled €1.3 billion, up 48.0 percent, driven by the inclusion of Germany, Iberia, and Iceland. Comparable operating profit was €1.5 billion, up 9.0 percent, or up 10.5 percent on a comparable and fx-neutral basis.
Fourth-quarter 2017 diluted earnings per share were €(0.13) on a reported basis, or €0.49 on a comparable basis. Currency translation had a negligible impact on fourth-quarter comparable diluted earnings per share. Fourth-quarter reported operating profit totalled €198 million, up 50.0 percent versus prior year. Comparable operating profit was €341 million, up 9.5 percent, or up 10.0 percent on a comparable and fx-neutral basis.
Key operating factors for the full year include solid revenue growth driven by revenue per case growth coupled with 0.5 percent volume growth. Operating margins improved as we maintained gross margin and as we continue to realise post-merger synergy benefits. Fourth-quarter results also reflect the quarterly phasing of final post-merger comparability adjustments. For a full reconciliation of reported to comparable results, please refer to the Supplemental Financial Information section.
Revenue
Full-year 2017 reported revenue totalled €11.1 billion, up 21.0 percent, or up 3.0 percent on a comparable and fx-neutral basis. Revenue per unit case grew 2.5 percent on a comparable and fx-neutral basis and volume increased 0.5 percent on a comparable basis.
On a territory basis for full-year 2017, Iberia revenues were up 3.0 percent, and revenue in Germany was up 2.5 percent. Revenue in Great Britain grew 4.5 percent on an fx-neutral basis, and on a reported basis, revenue declined 2.5 percent, driven by a decline of the British pound versus the euro. Revenue in France was up 0.5 percent for the year, and revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 4.5 percent, led by Belgium/Luxembourg and the Netherlands.
On a brand basis for full-year 2017, volume for sparkling brands was up 0.5 percent. Coca-Cola trademark brands decreased 0.5 percent, with growth of approximately 15.0 percent in Coca-Cola Zero Sugar offset by declines in other trademark brands. Sparkling flavours and energy grew 4.0 percent with continued strong growth in energy and solid growth in Fanta, Vio, and Royal Bliss. Still brands increased 1.0 percent, and water brands were down 1.5 percent.

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Fourth-quarter 2017 reported revenue totalled €2.7 billion, up 3.5 percent, or up 4.0 percent on a comparable and fx-neutral basis. Revenue per unit case was up 3.0 percent on a comparable and fx-neutral basis driven by favourable price, promotion and channel mix. Fourth-quarter volume increased 0.5 percent on a comparable basis, reflecting solid field sales execution and the benefits of marketing and brand initiatives.
On a territory basis for fourth-quarter 2017, Iberia revenues were up 3.0 percent, driven by both volume and revenue per unit case growth, supported by favourable channel and package mix. Revenue in Germany was up 6.5 percent, primarily driven by strong revenue per unit case growth reflecting pricing and promotional plans as well as favourable package and brand mix. Revenue in Great Britain grew 1.5 percent on an fx-neutral basis with solid gains in revenue per unit case partially offset by a decline in volume reflecting an ongoing focus on promotional effectiveness and efficiency. On a reported basis, Great Britain revenues were down 0.5 percent, driven by a decline of the British pound versus the euro. Revenue in France was up 6.0 percent with growth in both revenue per unit case and volume, driven by channel mix and solid growth in Coca-Cola Zero Sugar. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 2.5 percent, led by Belgium/Luxembourg and the Netherlands.
On a brand basis for fourth-quarter 2017, volume for sparkling brands was up 1.0 percent. Coca-Cola trademark brands decreased 0.5 percent, with growth of 15.0 percent in Coca-Cola Zero Sugar offset by declines in other trademark brands. Sparkling flavours and energy grew 5.0 percent led by energy brands and Fanta. Still brands increased 0.5 percent. Water brands were down 2.0 percent, impacted by the discontinuation of select less profitable water brands partially offset by solid growth from Aquabona in the quarter. Juices, isotonics, and other were up 2.5 percent with solid growth from Capri-Sun.
Cost of Sales
Full-year 2017 reported cost of sales were €6.8 billion, up 21.5 percent, driven by the inclusion of Germany, Iberia, and Iceland. Comparable cost of sales was €6.7 billion, up 2.0 percent, or up 3.5 percent on a comparable and fx-neutral basis. Full-year cost of sales per unit case increased 3.0 percent on a comparable and fx-neutral basis, driven by channel, brand and package mix, and manufacturing costs, as well as year-over-year cost increases in key inputs, principally concentrate and sweetener. This was partially offset by benefits from our synergy programmes.
Fourth-quarter 2017 reported cost of sales were €1.7 billion, up 7.5 percent. Comparable cost of sales was €1.6 billion, up 3.5 percent, or up 4.0 percent on a comparable and fx-neutral basis. Fourth-quarter cost of sales per unit case increased 3.5 percent on a comparable and fx-neutral basis, driven by channel, brand and package mix, as well as year-over-year cost increases in key inputs, principally concentrate, partially offset by benefits from our synergy programmes.
Operating Expenses
Full-year 2017 reported operating expenses were €3.0 billion, up 12.5 percent, driven by the inclusion of Germany, Iberia, and Iceland. Comparable operating expenses were €2.8 billion, down 2.5 percent, or down 1.5 percent on a comparable and fx-neutral basis.
Fourth-quarter 2017 reported operating expenses were €787 million, down 11.5 percent. Comparable operating expenses were €703 million, up 0.5 percent, or up 1.0 percent on a comparable and fx-neutral basis. This reflects volume related costs, timing, and select investments partially offset by synergy benefits and a continued focus on managing expenses.
Restructuring Charges
During the full-year 2017, we recognised restructuring charges totalling €235 million. These charges principally relate to proposed restructuring activities under our Integration and Synergy Programme including those related to supply chain improvements such as network optimisation, productivity initiatives, continued facility rationalisation in Germany, end-to-end supply chain organisational design, and cold drink operational practices and facilities. Our proposed restructuring activities also include the transfer of Germany and Iberia transactional related activities to our shared services centre in Sofia, Bulgaria, streamlining of our HR organisation, and other central function initiatives.
US Tax Reform
The US Tax Cuts and Jobs Act (the “Act”) was enacted on 22 December 2017 and represents a significant change to the US tax code. Whilst CCEP is a UK listed and tax resident entity, it has a number of subsidiaries outside the UK, including a US incorporated holding company that is wholly owned by CCEP plc. Based on the applicable provisions of the Act, during the fourth-quarter 2017, we recorded a non-recurring book tax expense of €320 million, which included an estimated book tax expense of approximately €125 million related to the transition from a worldwide to territorial tax system and a reduction in deferred tax assets of approximately €195 million primarily due to the elimination of foreign tax credits. We do not currently

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expect an increase in cash taxes as a result of any provision of the Act and while we continue to assess the situation, at this stage, we do not anticipate any impact on our effective tax rate going forward.

Outlook
For 2018, CCEP expects revenue growth in a low single-digit range, with both operating profit and earnings per share growth of between 6 percent and 7 percent. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2017 comparable results. This revenue growth guidance excludes the accounting impact of incremental soft drinks industry taxes. These taxes are expected to add approximately 2 percent to 3 percent to revenue growth and approximately 4 percent to cost of goods growth. At recent rates, currency translation would have a negligible impact on 2018 full-year diluted earnings per share.
CCEP expects 2018 free cash flow* in the range of €850 million to €900 million, including the expected benefit from improved working capital offset by the impact of restructuring and integration costs. Capital expenditures are expected to be approximately €525 million to €575 million, including approximately €75 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2 percent. The comparable effective tax rate for 2018 is expected to be approximately 25 percent.
CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to have realised approximately 75 percent of the target by year-end 2018. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, and our outlook for 2018, CCEP expects year-end net debt to adjusted EBITDA* for 2018 to be towards the low-end of our target range of 2.5 to 3 times. As a result, during 2018, CCEP expects to continue to evaluate returning incremental cash to shareholders.
* Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about these measures.

Dividends
The CCEP Board of Directors declared a regular quarterly dividend of €0.26 per share. The dividend is payable 15 March 2018 to those shareholders of record on 27 February 2018. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 15 February. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

Conference Call
CCEP will host a conference call with investors and analysts today at 15:00 GMT, 16:00 CET, and 10:00 a.m. EST. The call can be accessed through the Company’s website at www.ccep.com.

Financial Details
Financial details can be found in our full-year 2017 earnings release on Form 6-K, available within the next 24 hours at www.morningstar.co.uk/uk/NSM (located under effective date 31 December 2017) and available immediately on our website, www.ccep.com, under the Investors tab. This document will include comparable income statements for full-year 2017 and 2016, as well as quarterly 2017 and 2016 income statements. There is also additional supplemental financial information, such as volume and per unit case data. The financial details included in this earnings release and on Form 6-K are preliminary and unaudited.

Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Shanna Wendt
+44 7976 595 168

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About CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (“CCEP”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from CCEP’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in CCEP’s beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; fluctuations in foreign currency exchange rates; fluctuations in the stability of the Euro; interest rate increases; an inability of CCEP to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in CCEP’s tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labelling or warning requirements or limitations on the availability of CCEP’s products; an inability of CCEP to protect its information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in Europe or elsewhere; the United Kingdom’s exit from the European Union; litigation or legal proceedings; non-compliance with anti-corruption laws and regulations and economic sanctions programmes; adverse weather conditions; climate change; damage to CCEP’s brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to CCEP’s products or business operations; changes in accounting standards; an inability of CCEP to achieve its overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of CCEP’s counterparty financial institutions; fluctuations in CCEP’s debt rating; an inability to timely implement any previously announced actions to reinvigorate growth, or to realise the economic benefits CCEP anticipates from these actions; failure to realise a significant portion of the anticipated benefits of strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or CCEP or its partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to realise business integration and synergy savings; an inability to successfully manage the possible negative consequences of productivity initiatives; global or regional catastrophic events; and other risks discussed in the reports CCEP files with the U.S. Securities and Exchange Commission. Due to these risks and uncertainties, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Post-Merger Comparable Adjustments
We have completed our post-merger comparability adjustments related to the finalisation of acquisition accounting and have provided revised comparable financial information and quarterly phasing for 2017 and 2016. The final adjustments do not impact cash and will enable investors to better analyse CCEP’s business performance and allow for greater comparability. These non-cash adjustments had the effect of (i) reducing 2016 full year operating profit by €30 million (€0.04 per diluted share) to establish a comparable base depreciation expense for pro forma 2016 operating results, and (ii) reducing 2017 full year operating profit by €14 million (€0.02 per diluted share) to exclude certain one-time adjustments related to the finalisation of acquisition accounting. The tables and disclosures below provide a full reconciliation of reported to comparable results.

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. As such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, where indicated, we have given effect to the Merger as if it had occurred at the beginning of 2016, thereby including the financial results of CCE, CCEG (Germany) and CCIP (Iberia) along with other adjustments as described below. We have also excluded items affecting the comparability of period-over-period financial performance as described in the tables below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 31 December 2017.
‘Comparable’ represents results excluding items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, comparable includes the results of CCE, Germany and Iberia as if the Merger had occurred at the beginning of 2016 along with acquisition accounting and the additional debt financing costs incurred by CCEP in connection with the Merger. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation and adjusted for items impacting comparability. Management utilises adjusted EBITDA and the ratio of net debt to adjusted EBITDA to evaluate operating performance in the context of the Group’s targeted financial leverage.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

Fourth-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects[1]	Mark-to-market effects[2]	Restructuring charges[3]	Net tax items[4]	CCEP
Revenue	2,662	—	—	—	—	2,662
Cost of sales	1,677	(8)	3	(54)	—	1,618
Gross profit	985	8	(3)	54	—	1,044
Operating expenses	787	1	2	(87)	—	703
Operating profit	198	7	(5)	141	—	341
Total finance costs, net	21	—	—	—	—	21
Non-operating items	(1)	—	—	—	—	(1)
Profit before taxes	178	7	(5)	141	—	321
Taxes	239	2	(2)	36	(194)	81
Profit after taxes	(61)	5	(3)	105	194	240

Diluted earnings per share (€)	(0.13)					0.49

Diluted common shares outstanding						489

Fourth-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects[1]	Mark-to-market effects[2]	Restructuring charges[3]	Merger and integration related costs[5]	Net tax items[4]	CCEP
Revenue	2,578	—	—	—	—	—	2,578
Cost of sales	1,559	6	1	(1)	—	—	1,565
Gross profit	1,019	(6)	(1)	1	—	—	1,013
Operating expenses	887	10	6	(161)	(41)	—	701
Operating profit	132	(16)	(7)	162	41	—	312
Total finance costs, net	33	—	—	—	—	—	33
Non-operating items	4	—	—	—	—	—	4
Profit before taxes	95	(16)	(7)	162	41	—	275
Taxes	83	(4)	(2)	48	8	(59)	74
Profit after taxes	12	(12)	(5)	114	33	59	201

Diluted earnings per share (€)	0.02						0.41

Diluted common shares outstanding							488
___________________________

[1]
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period (if applicable), the impact of acquisition accounting including final fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense, and additional debt financing cost incurred by CCEP in connection with the Merger.

[2]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]	Amounts represent restructuring charges related to business transformation activities.

[4]	Amounts represent the deferred tax impact related to income tax rate and law changes. The amount in fourth-quarter 2017 principally represents the net book tax impact of US tax reform.

[5]	Amounts represent costs associated with the Merger to form CCEP.

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Full-year 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability						Comparable
	CCEP	Merger effects[1]	Mark-to-market effects[2]	Restructuring charges[3]	Merger and integration related costs[4]	Litigation provision[5]	Net tax items[6]	CCEP
Revenue	11,062	(7)	—	—	—	—	—	11,055
Cost of sales	6,772	27	6	(66)	—	—	—	6,739
Gross profit	4,290	(34)	(6)	66	—	—	—	4,316
Operating expenses	3,030	(14)	—	(169)	(4)	(5)	—	2,838
Operating profit	1,260	(20)	(6)	235	4	5	—	1,478
Total finance costs, net	100	—	—	—	—	(1)	—	99
Non-operating items	1	—	—	—	—	—	—	1
Profit before taxes	1,159	(20)	(6)	235	4	6	—	1,378
Taxes	471	(4)	(2)	70	1	1	(194)	343
Profit after taxes	688	(16)	(4)	165	3	5	194	1,035

Diluted earnings per share (€)	1.41							2.12

Diluted common shares outstanding								489

Full-year 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects[1]	Mark-to-market effects[2]	Restructuring charges[3]	Merger and integration related costs[4]	Net tax items[6]	CCEP
Revenue	9,133	1,732	—	—	—	—	10,865
Cost of sales	5,584	1,006	18	(13)	—	—	6,595
Gross profit	3,549	726	(18)	13	—	—	4,270
Operating expenses	2,698	911	17	(547)	(168)	—	2,911
Operating profit	851	(185)	(35)	560	168	—	1,359
Total finance costs, net	123	12	—	—	(5)	—	130
Non-operating items	9	(1)	—	—	—	—	8
Profit before taxes	719	(196)	(35)	560	173	—	1,221
Taxes	170	(29)	(9)	156	39	(23)	304
Profit after taxes	549	(167)	(26)	404	134	23	917

Diluted earnings per share (€)	1.42						1.88

Reported diluted common shares outstanding							385
Adjust: Capital structure share impact related to the Merger							103
Comparable diluted common shares outstanding							488
___________________________

[1]
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period (if applicable), the impact of acquisition accounting including final fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense, and additional debt financing cost incurred by CCEP in connection with the Merger.

[2]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]	Amounts represent restructuring charges related to business transformation activities.

[4]	Amounts represent costs associated with the Merger to form CCEP.

[5]	Amount represents a provision recorded for ongoing litigation.

[6]	Amounts represent the deferred tax impact related to income tax rate and law changes. The amount in fourth-quarter 2017 principally represents the net book tax impact of US tax reform.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Fourth Quarter Ended			Year Ended
	31 December 2017	31 December 2016	% Change	31 December 2017	31 December 2016	% Change
As reported	2,662	2,578	3.5%	11,062	9,133	21.0%
Adjust: Total items impacting comparability[1]	n/a	n/a	n/a	(7)	1,732	(100.5)%
Comparable	2,662	2,578	3.5%	11,055	10,865	1.5%
Adjust: Impact of fx changes	20	n/a	(0.5)%	142	n/a	(1.5)%
Comparable & fx-neutral	2,682	2,578	4.0%	11,197	10,865	3.0%

Revenue per unit case	4.41	4.28	3.0%	4.46	4.35	2.5%
___________________________

[1]
Amounts include items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, amounts include the results of Germany and Iberia as if the Merger had occurred at the beginning of the presented period.

Revenue by Geography Comparable	Fourth Quarter Ended			Year Ended
	31 December 2017	31 December 2016	Revenue % Change	31 December 2017	31 December 2016	Revenue % Change
	% of Total	% of Total		% of Total	% of Total
Spain/Portugal/Andorra[1]	23.0%	23.0%	3.0%	24.5%	24.0%	3.0%
Germany	21.0%	20.5%	6.5%	20.0%	20.0%	2.5%
Great Britain	19.0%	20.0%	(0.5)%	18.5%	19.0%	(2.5)%
France/Monaco	16.0%	15.5%	6.0%	16.5%	16.5%	0.5%
Belgium/Luxembourg/Netherlands	13.0%	13.0%	3.5%	13.0%	13.0%	2.0%
Norway	4.0%	4.0%	2.0%	3.5%	4.0%	1.5%
Sweden	3.0%	3.0%	1.5%	3.0%	3.0%	1.0%
Iceland[2]	1.0%	1.0%	(4.0)%	1.0%	0.5%	150.5%
Total	100.0%	100.0%	3.5%	100.0%	100.0%	1.5%
___________________________

[1]	Spain/Portugal/Andorra is also referred to as Iberia.

[2]	Iceland was acquired in July 2016.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days[1]	Fourth Quarter Ended			Year Ended
	31 December 2017	31 December 2016	% Change	31 December 2017	31 December 2016	% Change
Volume	608	603	0.5%	2,510	2,502	0.5%
Impact of selling day shift	n/a	n/a	n/a	n/a	(7)	n/a
Comparable volume	608	603	0.5%	2,510	2,495	0.5%
___________________________

[1]	A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

Comparable Volume by Brand Category Adjusted for selling day shift	Fourth Quarter Ended			Year Ended
	31 December 2017	31 December 2016	Volume % Change	31 December 2017	31 December 2016	Volume % Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	87.0%	87.0%	1.0%	85.0%	85.5%	0.5%
Coca-Cola Trademark	65.5%	66.5%	(0.5)%	63.5%	64.5%	(0.5)%
Sparkling Flavours and Energy	21.5%	20.5%	5.0%	21.5%	21.0%	4.0%
Stills	13.0%	13.0%	0.5%	15.0%	14.5%	1.0%
Juice, Isotonics and Other	7.0%	7.0%	2.5%	8.0%	7.5%	2.5%
Water	6.0%	6.0%	(2.0)%	7.0%	7.0%	(1.5)%
Total	100.0%	100.0%	0.5%	100.0%	100.0%	0.5%

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Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Fourth Quarter Ended			Year Ended
	31 December 2017	31 December 2016	% Change	31 December 2017	31 December 2016	% Change
As reported	1,677	1,559	7.5%	6,772	5,584	21.5%
Adjust: Total items impacting comparability[1]	(59)	6	(1,083.5)%	(33)	1,011	(103.5)%
Comparable	1,618	1,565	3.5%	6,739	6,595	2.0%
Adjust: Impact of fx changes	12	n/a	(0.5)%	85	n/a	(1.5)%
Comparable & fx-neutral	1,630	1,565	4.0%	6,824	6,595	3.5%

Cost of sales per unit case	2.68	2.60	3.5%	2.72	2.64	3.0%
__________________________

[1]
Amounts include items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, amounts include the results of Germany and Iberia as if the Merger had occurred at the beginning of the presented period.

Operating Expenses In millions of €	Fourth Quarter Ended			Year Ended
	31 December 2017	31 December 2016	% Change	31 December 2017	31 December 2016	% Change
As reported	787	887	(11.5)%	3,030	2,698	12.5%
Adjust: Total items impacting comparability[1]	(84)	(186)	(55.0)%	(192)	213	(190.0)%
Comparable	703	701	0.5%	2,838	2,911	(2.5)%
Adjust: Impact of fx changes	6	n/a	(0.5)%	31	n/a	(1.0)%
Comparable & fx-neutral	709	701	1.0%	2,869	2,911	(1.5)%
___________________________

[1]
Amounts include items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, amounts include the results of Germany and Iberia as if the Merger had occurred at the beginning of the presented period.

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Supplemental Financial Information - Free Cash Flow

Free Cash Flow[1] In millions of €	Year Ended
31 December 2017
Net cash flows from operating activities	1,623
Less: Purchases of property, plant and equipment	(484)
Less: Purchases of capitalised software	(36)
Less: Interest paid	(94)
Add: Disposals of property, plant and equipment	32
Free cash flow	1,041
___________________________

[1]	Free cash flow is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at	Credit Ratings As of 14 February 2018
	31 December 2017		Moody’s	Standard & Poor’s
Total borrowings	5,748	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	66	Outlook	Stable	Stable
Adjusted total borrowings	5,814
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	(360)
Net debt	5,454

Supplemental Financial Information - Net Debt to Adjusted EBITDA

Adjusted EBITDA In millions of €	Year Ended
31 December 2017
Reported profit after tax	688
Taxes	471
Finance costs, net	100
Non-operating items	1
Reported operating profit	1,260
Depreciation and amortisation	490
Reported EBITDA	1,750

Items impacting comparability
Merger effects[1]	(20)
Mark-to-market effects[2]	(6)
Restructuring Charges[3]	218
Merger and Integration Related Costs[4]	4
Litigation provision[5]	5
Adjusted EBITDA	1,951

Net Debt to EBITDA	3.1

Net Debt to Adjusted EBITDA	2.8
___________________________

[1]
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period (if applicable), the impact of acquisition accounting including final fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense, and additional debt financing cost incurred by CCEP in connection with the Merger.

[2]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]	Amounts represent restructuring charges related to business transformation activities, excluding depreciation that is included in depreciation and amortisation above.

[4]	Amounts represent costs associated with the Merger to form CCEP.

[5]	Amount represents a provision recorded for ongoing litigation.

P a g e | 13

Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	31 December 2017	31 December 2016
Non-current assets	14,880	15,143
Current assets	3,314	3,425
Total assets	18,194	18,568
Non-current liabilities	8,222	8,355
Current liabilities	3,287	3,752
Total liabilities	11,509	12,107
Total equity	6,685	6,461
Total equity and liabilities	18,194	18,568
Total non-current assets decreased €263 million, or 1.7 percent, from €15.1 billion at 31 December 2016 to €14.9 billion at 31 December 2017. This change was partially driven by a decrease in deferred tax assets of €218 million mainly related to US tax law changes enacted prior to year end. Property, plant and equipment reduced by €156 million which was offset by increases in intangible assets and goodwill of €40 million and €93 million, respectively, relating primarily to the finalisation of acquisition accounting for Germany and Iberia and currency effects during the period.
Total current assets decreased €111 million, or 3.2 percent, from €3.4 billion at 31 December 2016 to €3.3 billion at 31 December 2017. This change was primarily driven by a decrease of €23 million in inventories and €128 million in trade accounts receivable resulting from working capital initiatives.
Total non-current liabilities decreased by €133 million, or 1.6 percent, from €8.4 billion at 31 December 2016 to €8.2 billion at 31 December 2017. This change was mainly driven by a reduction of €116 million in our employee benefit liabilities due to improved return on underlying assets, a reduction in non-current borrowings of €88 million reflecting early repayments on a term loan of €300 million, foreign exchange movements on our US denominated debt and issuance of €350 million floating-rate notes, offset by an increase in our derivative liabilities of €92 million.
Total current liabilities decreased €465 million, or 12.4 percent, from €3.8 billion at 31 December 2016 to €3.3 billion at 31 December 2017. This change was primarily driven by the repayment of €300 million Eurobond notes in November 2017 and €500 million floating rate notes in December 2017, offset by commercial paper issuances of €250 million. This reduction was offset by an increase in trade and other payables of €115 million, primarily due to working capital initiatives.

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Supplementary Financial Information - First, Second, and Third Quarter of 2017 and 2016
The following provides a revised summary reconciliation of CCEP’s reported and comparable results for the first quarter ended 31 March 2017 and 1 April 2016:

First-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects[1]	Mark-to-market effects[2]	Restructuring charges[3]	Merger and integration related costs[4]	CCEP
Revenue	2,382	—	—	—	—	2,382
Cost of sales	1,468	23	11	(3)	—	1,499
Gross profit	914	(23)	(11)	3	—	883
Operating expenses	695	(4)	(2)	(17)	(1)	671
Operating profit	219	(19)	(9)	20	1	212
Total finance costs, net	24	—	—	—	—	24
Non-operating items	—	—	—	—	—	—
Profit before taxes	195	(19)	(9)	20	1	188
Taxes	48	(5)	(2)	7	—	48
Profit after taxes	147	(14)	(7)	13	1	140

Diluted earnings per share (€)	0.30					0.29

Comparable diluted common shares outstanding						488

First-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects(1)	Mark-to- market effects(2)	Restructuring charges(3)	Merger related costs(4)	CCEP
Revenue	1,375	1,014	—	—	—	2,389
Cost of sales	867	601	3	(3)	—	1,468
Gross profit	508	413	(3)	3	—	921
Operating expenses	403	551	1	(220)	(13)	722
Operating profit	105	(138)	(4)	223	13	199
Total finance costs, net	22	8	—	—	—	30
Non-operating items	2	—	—	—	—	2
Profit before taxes	81	(146)	(4)	223	13	167
Taxes	22	(41)	(1)	56	3	39
Profit after taxes	59	(105)	(3)	167	10	128

Diluted earnings per share (€)	0.25					0.26

Reported diluted common shares outstanding						232
Adjust: Capital structure share impact related to the Merger						255
Comparable diluted common shares outstanding						487
_________________________

[1]
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period (if applicable), the impact of acquisition accounting including final fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense, and additional debt financing cost incurred by CCEP in connection with the Merger.

[2]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]	Amounts represent restructuring charges related to business transformation activities.

[4]	Amounts represent costs associated with the Merger to form CCEP.

P a g e | 15

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	First Quarter Ended 31 March 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,382	2,382	(42)	73.0%	(0.5)%	(2.0)%	1.5%
Cost of sales	1,468	1,499	(25)	69.5%	2.0%	(2.0)%	4.0%
Operating expenses	695	671	(9)	72.5%	(7.0)%	(1.0)%	(6.0)%
Operating profit	219	212	(8)	108.5%	6.5%	(4.0)%	10.5%
Profit after taxes	147	140	(6)	149.0%	9.5%	(4.5)%	14.0%
Diluted earnings per share (€)	0.30	0.29	(0.01)	20.0%	11.5%	(4.0)%	15.5%

Revenue In millions of €, except per case data which is calculated prior to rounding	First Quarter Ended
	31 March 2017	1 April 2016	% Change
As reported	2,382	1,375	73.0%
Adjust: Total items impacting comparability[1]	n/a	1,014	(100.0)%
Comparable	2,382	2,389	(0.5)%
Adjust: Impact of fx changes	42	n/a	(2.0)%
Comparable & fx-neutral	2,424	2,389	1.5%

Revenue per unit case	4.44	4.34	2.5%

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	First Quarter Ended
	31 March 2017	1 April 2016	% Change
As reported	1,468	867	69.5%
Adjust: Total items impacting comparability[1]	31	601	(95.0)%
Comparable	1,499	1,468	2.0%
Adjust: Impact of fx changes	25	n/a	(2.0)%
Comparable & fx-neutral	1,524	1,468	4.0%

Cost of sales per unit case	2.79	2.67	4.5%
___________________________

[1]
Amounts include items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, amounts include the results of Germany and Iberia as if the Merger had occurred at the beginning of the presented period.

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The following provides a revised summary reconciliation of CCEP’s reported and comparable results for the second quarter ended 30 June 2017 and 1 July 2016:

Second-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects(1)	Mark-to- market effects(2)	Restructuring charges(3)	Merger related costs(4)	CCEP
Revenue	3,054	(7)	—	—	—	3,047
Cost of sales	1,853	10	(9)	(2)	—	1,852
Gross profit	1,201	(17)	9	2	—	1,195
Operating expenses	785	(10)	(3)	(31)	(2)	739
Operating profit	416	(7)	12	33	2	456
Total finance costs, net	27	—	—	—	—	27
Non-operating items	—	—	—	—	—	—
Profit before taxes	389	(7)	12	33	2	429
Taxes	91	(1)	2	13	1	106
Profit after taxes	298	(6)	10	20	1	323

Diluted earnings per share (€)	0.61					0.66

Comparable diluted common shares outstanding						489

Second-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects(1)	Mark-to- market effects(2)	Restructuring charges(3)	Merger related costs(4)	Net tax items[5]	CCEP
Revenue	2,170	718	—	—	—	—	2,888
Cost of sales	1,362	391	11	(4)	—	—	1,760
Gross profit	808	327	(11)	4	—	—	1,128
Operating expenses	599	349	9	(118)	(106)	—	733
Operating profit	209	(22)	(20)	122	106	—	395
Total finance costs, net	39	4	—	—	(5)	—	38
Non-operating items	2	(1)	—	—	—	—	1
Profit before taxes	168	(25)	(20)	122	111	—	356
Taxes	17	19	(5)	32	25	(3)	85
Profit after taxes	151	(44)	(15)	90	86	3	271

Diluted earnings per share (€)	0.45						0.56

Reported diluted common shares outstanding							332
Adjust: Capital structure share impact related to the Merger							156
Comparable diluted common shares outstanding							488
_________________________

[1]
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period (if applicable), the impact of acquisition accounting including final fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense, and additional debt financing cost incurred by CCEP in connection with the Merger.

[2]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]	Amounts represent restructuring charges related to business transformation activities.

[4]	Amounts represent costs associated with the Merger to form CCEP.

[5]	Amounts represent the deferred tax impact related to income tax rate and law changes.

P a g e | 17

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Second Quarter Ended 30 June 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	3,054	3,047	(52)	40.5%	5.5%	(2.0)%	7.5%
Cost of sales	1,853	1,852	(31)	36.0%	5.0%	(2.0)%	7.0%
Operating expenses	785	739	(10)	31.0%	1.0%	(1.0)%	2.0%
Operating profit	416	456	(11)	99.0%	15.5%	(2.5)%	18.0%
Profit after taxes	298	323	(8)	97.5%	19.0%	(3.0)%	22.0%
Diluted earnings per share (€)	0.61	0.66	(0.02)	35.5%	18.0%	(3.0)%	21.0%

Revenue In millions of €, except per case data which is calculated prior to rounding	Second Quarter Ended
	30 June 2017	1 July 2016	% Change
As reported	3,054	2,170	40.5%
Adjust: Total items impacting comparability[1]	(7)	718	(101.0)%
Comparable	3,047	2,888	5.5%
Adjust: Impact of fx changes	52	n/a	(2.0)%
Comparable & fx-neutral	3,099	2,888	7.5%

Revenue per unit case	4.51	4.39	2.5%

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Second Quarter Ended
	30 June 2017	1 July 2016	% Change
As reported	1,853	1,362	36.0%
Adjust: Total items impacting comparability[1]	(1)	398	(100.5)%
Comparable	1,852	1,760	5.0%
Adjust: Impact of fx changes	31	n/a	(2.0)%
Comparable & fx-neutral	1,883	1,760	7.0%

Cost of sales per unit case	2.74	2.67	2.5%
___________________________

[1]
Amounts include items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, amounts include the results of Germany and Iberia as if the Merger had occurred at the beginning of the presented period.

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The following provides a revised summary reconciliation of CCEP’s reported and comparable results for the third quarter ended 29 September 2017 and 30 September 2016:

Third-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects(1)	Mark-to- market effects(2)	Restructuring charges(3)	Merger related costs(4)	Litigation provision[5]	CCEP
Revenue	2,964	—	—	—	—	—	2,964
Cost of sales	1,774	2	1	(7)	—	—	1,770
Gross profit	1,190	(2)	(1)	7	—	—	1,194
Operating expenses	763	(1)	3	(34)	(1)	(5)	725
Operating profit	427	(1)	(4)	41	1	5	469
Total finance costs, net	28	—	—	—	—	(1)	27
Non-operating items	2	—	—	—	—	—	2
Profit before taxes	397	(1)	(4)	41	1	6	440
Taxes	93	—	—	14	—	1	108
Profit after taxes	304	(1)	(4)	27	1	5	332

Diluted earnings per share (€)	0.62						0.68

Comparable diluted common shares outstanding							489

Third-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Merger effects(1)	Mark-to- market effects(2)	Restructuring charges(3)	Merger related costs(4)	Net tax items[6]	CCEP
Revenue	3,010	—	—	—	—	—	3,010
Cost of sales	1,796	8	3	(5)	—	—	1,802
Gross profit	1,214	(8)	(3)	5	—	—	1,208
Operating expenses	809	1	1	(48)	(8)	—	755
Operating profit	405	(9)	(4)	53	8	—	453
Total finance costs, net	29	—	—	—	—	—	29
Non-operating items	1	—	—	—	—	—	1
Profit before taxes	375	(9)	(4)	53	8	—	423
Taxes	48	(3)	(1)	20	3	39	106
Profit after taxes	327	(6)	(3)	33	5	(39)	317

Diluted earnings per share (€)	0.67						0.65

Comparable diluted common shares outstanding							488
___________________________

[1]
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period (if applicable), the impact of acquisition accounting including final fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, final acquisition accounting related adjustments and associated impact on depreciation and amortisation expense, and additional debt financing cost incurred by CCEP in connection with the Merger.

[2]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]	Amounts represent restructuring charges related to business transformation activities.

[4]	Amounts represent costs associated with the Merger to form CCEP.

[5]	Amount represents a provision recorded for ongoing litigation.

[6]	Amounts represent the deferred tax impact related to income tax rate and law changes.

P a g e | 19

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Third Quarter Ended 29 September 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,964	2,964	(29)	(1.5)%	(1.5)%	(1.0)%	(0.5)%
Cost of sales	1,774	1,770	(17)	(1.0)%	(2.0)%	(1.0)%	(1.0)%
Operating expenses	763	725	(7)	(5.5)%	(4.0)%	(1.0)%	(3.0)%
Operating profit	427	469	(5)	5.5%	3.5%	(1.0)%	4.5%
Profit after taxes	304	332	(4)	(7.0)%	4.5%	(1.5)%	6.0%
Diluted earnings per share (€)	0.62	0.68	(0.01)	(7.5)%	4.5%	(1.0)%	5.5%

Revenue In millions of €, except per case data which is calculated prior to rounding	Third Quarter Ended
	29 September 2017	30 September 2016	% Change
As reported	2,964	3,010	(1.5)%
Adjust: Total items impacting comparability[1]	n/a	n/a	n/a
Comparable	2,964	3,010	(1.5)%
Adjust: Impact of fx changes	29	n/a	(1.0)%
Comparable & fx-neutral	2,993	3,010	(0.5)%

Revenue per unit case	4.47	4.36	2.5%

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Third Quarter Ended
	29 September 2017	30 September 2016	% Change
As reported	1,774	1,796	(1.0)%
Adjust: Total items impacting comparability[1]	(4)	6	(166.5)%
Comparable	1,770	1,802	(2.0)%
Adjust: Impact of fx changes	17	n/a	(1.0)%
Comparable & fx-neutral	1,787	1,802	(1.0)%

Cost of sales per unit case	2.67	2.61	2.5%
___________________________

[1]
Amounts include items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, amounts include the results of Germany and Iberia as if the Merger had occurred at the beginning of the presented period.

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Coca-Cola European Partners plc
Consolidated Income Statement (Unaudited)

	Year Ended
	31 December 2017	31 December 2016	31 December 2015
	€ million	€ million	€ million
Revenue	11,062	9,133	6,329
Cost of sales	(6,772)	(5,584)	(4,017)
Gross profit	4,290	3,549	2,312
Selling and distribution expenses	(2,124)	(1,615)	(919)
Administrative expenses	(906)	(1,083)	(634)
Operating profit	1,260	851	759
Finance income	48	31	24
Finance costs	(148)	(154)	(134)
Total finance costs, net	(100)	(123)	(110)
Non-operating items	(1)	(9)	(5)
Profit before taxes	1,159	719	644
Taxes	(471)	(170)	(131)
Profit after taxes	688	549	513

Basic earnings per share (€)	1.42	1.45	2.23
Diluted earnings per share (€)	1.41	1.42	2.19

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Coca-Cola European Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2017	31 December 2016
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,384	8,344
Goodwill	2,520	2,427
Property, plant and equipment	3,837	3,993
Non-current derivative assets	2	35
Deferred tax assets	56	274
Other non-current assets	81	70
Total non-current assets	14,880	15,143
Current:
Current derivative assets	20	23
Current tax assets	25	16
Inventories	650	673
Amounts receivable from related parties	75	95
Trade accounts receivable	1,732	1,860
Other current assets	452	372
Cash and cash equivalents	360	386
Total current assets	3,314	3,425
Total assets	18,194	18,568
LIABILITIES
Non-current:
Borrowings, less current portion	5,474	5,562
Employee benefit liabilities	162	278
Non-current provisions	48	89
Non-current derivative liabilities	93	1
Deferred tax liabilities	2,237	2,248
Other non-current liabilities	208	177
Total non-current liabilities	8,222	8,355
Current:
Current portion of borrowings	274	875
Current portion of employee benefit liabilities	21	24
Current provisions	194	221
Current derivative liabilities	1	8
Current tax liabilities	86	44
Amounts payable to related parties	178	162
Trade and other payables	2,533	2,418
Total current liabilities	3,287	3,752
Total liabilities	11,509	12,107
EQUITY
Share capital	5	5
Share premium	127	114
Merger reserves	287	287
Other reserves	(503)	(419)
Retained earnings	6,769	6,474
Total equity	6,685	6,461
Total equity and liabilities	18,194	18,568

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Coca-Cola European Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year Ended
	31 December 2017	31 December 2016
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	1,159	719
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	443	333
Amortisation of intangible assets	47	39
Share-based payment expense	14	42
Finance costs, net	100	123
Income taxes paid	(247)	(187)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	108	87
Decrease/(increase) in inventories	16	61
Increase/(decrease) in trade and other payables	142	155
Increase/(decrease) in provisions	(67)	37
Change in other operating assets and liabilities	(92)	(165)
Net cash flows from operating activities	1,623	1,244
Cash flows from investing activities:
Purchases of property, plant and equipment	(484)	(459)
Purchases of intangible assets	(36)	(38)
Proceeds from sales of property, plant and equipment	32	12
Settlement of net investment hedges	—	(8)
Cash from acquisition of bottling operations	—	110
Net cash flows used in investing activities	(488)	(383)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	350	3,174
Repayments on third party borrowings	(1,180)	(241)
Changes in short-term borrowings	250	(183)
Interest paid	(94)	(110)
Dividends paid	(489)	(204)
Exercise of employee share options	13	18
Repurchases of share-based payments	—	(27)
Repayment of loan with TCCC assumed in acquisition	—	(73)
Return of capital to CCE shareholders	—	(2,963)
Other financing activities, net	(2)	(17)
Net cash flows used in financing activities	(1,152)	(626)
Net change in cash and cash equivalents	(17)	235
Net effect of currency exchange rate changes on cash and cash equivalents	(9)	(5)
Cash and cash equivalents at beginning of period	386	156
Cash and cash equivalents at end of period	360	386

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 15 February 2018	By:	/s/ Nik Jhangiani
	Name:	Nik Jhangiani
	Title:	Chief Financial Officer